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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
112191-0102

May 2, 2018

Via EDGAR system

Mr. Larry Spirgel Assistant Director AD Office 11- Telecommunications U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3720 Washington, DC 20549

Re:            Command Center, Inc.
PREC14A filed by Ephraim Fields, Keith Rosenbloom,
Lawrence F. Hagenbuch, Randall Bort, and Sean Gelston
Filed November 29, 2017
DFAN14A filed October 11, 2017
File No. 000-53088

Dear Mr. Spirgel:

We are writing on behalf of our client, Ephraim Fields, who filed the above-referenced preliminary proxy statement relating to the nomination of Keith Rosenbloom, Lawrence F. Hagenbuch, Randall Bort and Seal Gelston as directors of Command Center, Inc. (the “Company”).  In our prior letter to you, we responded to comments of the Staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter, dated December 6, 2017, with respect to the above-referenced preliminary proxy statement.  In that letter, we noted to the Staff that Mr. Fields was in the process of negotiating a settlement with the Company.

With regard to the settlement, we are writing to inform the Staff that on April 16, 2018 the Company entered into a settlement with Mr. Fields, and, as part of the settlement, Mr. Fields will not solicit proxies at the Company’s annual meeting.  So, Mr. Fields will not file a definitive proxy statement.

If the Staff has any further questions or requires clarification on any matters, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            Ephraim Fields
   Echo Lake Capital

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